UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Third quarter of 2015)	Previous Period (Second quarter of 2015)	Changes (%)	Year to Year Comparison (Third quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	4,261,360	4,255,739	0.13	4,367,484	-2.43
	Year-to-date (“YTD”) Results	12,757,385	8,496,025	—	12,874,772	-0.91
Operating Income	Quarterly Results	490,628	412,878	18.83	536,562	-8.56
	YTD Results	1,306,154	815,526	—	1,335,052	-2.16
Profit from Continuing Operations Before Income Tax	Quarterly Results	554,842	515,592	7.61	665,759	-16.66
	YTD Results	1,630,447	1,075,605	—	1,606,342	1.50
Profit for the Period	Quarterly Results	381,797	397,888	-4.04	531,002	-28.10
	YTD Results	1,222,432	840,635	—	1,295,950	-5.67
Attributable To: Controlling Interests	Quarterly Results	382,251	395,839	-3.43	531,548	-28.09
	YTD Results	1,222,585	840,334	—	1,299,898	-5.95

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	November 2, 2015 / 16:00 (Seoul time)
	Related Event (Location)	Conference Call for the quarter ended September 30, 2015 (SK Telecom Headquarter, Conference Room)
3. Contact Information	Supervisor	Yong Hwan Lee (82-2-6100-2114)
	Organizer	Dae Yong Woo (82-2-6100-2114)
	Organizing Team	SK Telecom IR Team

The preliminary results shown in this table may differ from the final results

1. Details of Business Performance (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Third quarter of 2015)	Previous Period (Second quarter of 2015)	Changes (%)	Year to Year Comparison (Third quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	3,141,773	3,143,766	-0.06%	3,303,649	-4.90%
	Year-to-date (“YTD”) Results	9,418,995	6,277,222	—	9,831,961	-4.20%
Operating Income	Quarterly Results	466,200	396,090	17.70%	505,727	-7.82%
	YTD Results	1,270,116	803,916	—	1,284,686	-1.13%
Profit Before Income Tax	Quarterly Results	490,835	319,380	53.68%	374,422	31.09%
	YTD Results	1,188,977	698,142	—	1,014,801	17.16%
Profit for the Period	Quarterly Results	361,592	231,996	55.86%	293,275	23.29%
	YTD Results	889,375	527,783	—	810,182	9.77%

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	November 2, 2015 / 16:00 (Seoul time)
	Related Event (Location)	Conference Call for the quarter ended September 30, 2015 (SK Telecom Headquarter, Conference Room)
3. Contact Information	Supervisor	Yong Hwan Lee (82-2-6100-2114)
	Organizer	Dae Yong Woo (82-2-6100-2114)
	Organizing Team	SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: November 2, 2015

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